UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                       Mediware Information Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58946107
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  58946107
--------------------------------------------------------------------------------

        1. Names of Reporting Persons
           IRS Identification Nos. of above persons (entities only)

           UMB Financial Corporation  43-0903811
--------------------------------------------------------------------------------

        2. Check the Appropriate Box if a Member of a Group
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------

        3. SEC Use Only
--------------------------------------------------------------------------------

        4. Citizenship of Place of Organization

           Missouri
--------------------------------------------------------------------------------
Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                     5. Sole Voting Power (See Item 4)

                     6. Shared Voting Power (See Item 4)
                     -----------------------------------------------------------

                     7. Sole Dispositive Power (See Item 4)
                     -----------------------------------------------------------

                     8. Shared Dispositive Power  (See Item 4)
--------------------------------------------------------------------------------
        9.  Aggregate Amount Beneficially Owned by Each Reporting Person

            None, except through its indirect, wholly-owned subsidiary, UMB Bank, n.a. as fiduciary for its respective customers, and UMB Bank's wholly-owned subsidiary, Scout Investment Advisors, Inc. as manager for the UMB Scout Small Cap Fund (See Item 4)

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

            N/A

        11. Percent of Class Represented by Amount in Row (9) -0-
--------------------------------------------------------------------------------

        12. Type of Reporting Person (See Instructions)

            HC  (See Item 4)

CUSIP No.  58946107
--------------------------------------------------------------------------------

        1.  Names of Reporting Persons
            IRS Identification Nos. of above persons (entities only)

            UMB Bank n.a.     44-0194180
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------

        3.  SEC Use Only
--------------------------------------------------------------------------------

        4.  Citizenship of Place of Organization

            United States
--------------------------------------------------------------------------------
Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                  5. Sole Voting Power 388,135
                  --------------------------------------------------------------

                  6. Shared Voting Power 1,750
                  --------------------------------------------------------------

                  7. Sole Dispositive Power 369,785
                  --------------------------------------------------------------

                  8. Shared Dispositive Power  12,000
--------------------------------------------------------------------------------

        9.  Aggregate Amount Beneficially Owned by Each Reporting Person

            399,285

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

        11. Percent of Class Represented by Amount in Row (9)    4.99%
--------------------------------------------------------------------------------

        12. Type of Reporting Person (See Instructions)

            BK

CUSIP No.  58946107
--------------------------------------------------------------------------------

        1.  Names of Reporting Persons
            IRS Identification Nos. of above persons (entities only)

            Scout Investment Advisors, Inc.             43-1925734
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------

        3.  SEC Use Only
--------------------------------------------------------------------------------

        4.  Citizenship of Place of Organization

            Missouri
--------------------------------------------------------------------------------

Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                   5. Sole Voting Power 298,000
                   -------------------------------------------------------------

                   6. Shared Voting Power -0-
                   -------------------------------------------------------------

                   7. Sole Dispositive Power 298,000
                   -------------------------------------------------------------

                   8. Shared Dispositive Power  -0-
--------------------------------------------------------------------------------

      9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          298,000

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

      11. Percent of Class Represented by Amount in Row (9)    3.73%
--------------------------------------------------------------------------------

      12. Type of Reporting Person (See Instructions)

          IA

Item 1.

        (a)      Name of Issuer

                 Mediware Information Systems Inc.

        (b)      Address of Issuer's Principal Executive Offices

                 11711 West 79th St
                 Lenexa, KS 66214

Item 2.

        (a)      Name of Person Filing

                 This filing is made on behalf of UMB Financial Corporation ("UMBF"), UMBF's direct, wholly-owned subsidiary, UMB Bank, n.a. ("UMB"), and UMB's wholly-owned subsidiary Scout Investment Advisors, Inc. ("Scout") as manager of the UMB Scout Small Cap Fund.

        (b)      Address of Principal Offices

                 The principal offices for UMBF, UMB and Scout are located at 1010 Grand Boulevard, Kansas City, Missouri 64106

        (c)      Citizenship

                 UMBF and Scout are organized under the laws of the State of Missouri. UMB is organized and exists under the laws of the United States of America.

        (d)      Title of Class of Securities

                 Common Stock

        (e)      CUSIP Number

                 58946107

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 5 of the Act (15 U.S.C. 78o).

        (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

   (e) [X] Investment Adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

   (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(ii)(F);

   (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned

            UMB has beneficial ownership of 399,285 shares which it holds in its capacity as a fiduciary for respective customers. Scout has beneficial ownership of 298,000 held in the UMB Scout Small Cap Fund. UMBF has indirect beneficial ownership of the same shares through UMB and Scout; therefore, UMBF may be deemed to be, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the beneficial owner of the securities covered by this statement.

            UMBF, UMB and Scout are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act. Indirect "beneficial ownership" is attached to UMBF solely because of its parent control relationship to Scout and UMB.

        (b) Percentage of Class

            UMB has beneficial ownership of 4.99% of the outstanding common stock as a fiduciary. Scout has beneficial ownership of 3.73% of the outstanding common stock. UMBF has no direct beneficial ownership of shares

        (c) Number of Shares as to which the person has:

            (i) Sole Power to vote or direct the vote:

                UMB has sole power to vote 388,135 shares. Scout has the power to vote 298,000 shares under an investment advisory agreement with the UMB Scout Small Cap Fund. UMBF does not have the power to vote any shares.

           (ii) Shared power to vote or to direct the vote:

                UMB has shared power to vote 1,750 shares. UMBF and Scout do not have the shared power to vote any shares.

          (iii) Sole Power to dispose or direct the disposition:

                UMB has the sole power to direct the disposition of 369,785 shares. Scout has the sole power to direct the disposition of 298,000 shares under an investment advisory agreement with the UMB Scout Small Cap Fund. UMBF does not have the sole power to dispose or direct the disposition of any shares.

          (iv)  Shared power to dispose or direct the disposition:

                UMB has the shared power to direct the disposition of 12,000 shares. UMBF and Scout do not have the shared power to dispose or direct the disposition of any shares.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of more than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the subsidiary Which Acquired the Security being Reported on By the Parent Holding Company

         UMB Bank, n.a. is a wholly owned subsidiary of UMBF and is a Bank (BK). Scout is a wholly owned subsidiary of UMB and is an investment advisor (IA).

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            UMB Financial Corporation

Dated: February 13, 2006    By:  /s/ Dennis R. Rilinger
                                 ----------------------
                            Dennis R. Rilinger
                            Executive Vice President

                            UMB Bank, n.a.

Dated: February 13, 2006    By:  /s/ Joseph J. Gazzoli
                                 ----------------------
                            Joseph J. Gazzoli
                            Executive Vice President

                            Scout Investment Advisors, Inc.

Dated: February 13, 2006    By:  /s/ James L. Moffett
                                 -----------------------
                            James L. Moffett
                            Chairman and Chief Investment Officer